UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPEN LENDING CORPORATION
(Name of Subject Company)

LAKERS ACQUISITION SUB, INC.
(Name of Filing Person (Offeror))

ANV GROUP HOLDINGS LTD.
(Name of Filing Person (Parent of Offeror))

N/A
(Name of Filing Persons (Other))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68373J104
(CUSIP Number of Class of Securities)

Jorden Zanazzi
Executive Vice President, Chief Legal Officer
59 Maiden Lane
New York, NY 10038
(646) 458-3307
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Adam M. Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission on June 29, 2026 by ANV Group Holdings Ltd., a private limited company incorporated under the laws of England and Wales (“ANV”), and Lakers Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of ANV. The Schedule TO relates to the offer by the Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Open Lending Corporation, a Delaware corporation (“Open Lending”), at $3.15 per Share, to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 29, 2026 (the “Offer to Purchase”), and in the accompanying Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Except as otherwise set forth in this Amendment, the information set forth in this Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by replacing the second paragraph in “The Offer – Section 16 – Certain Legal Matters; Regulatory Approvals; Appraisal Rights – Antitrust” of the Offer to Purchase with the following:

“On July 23, 2026 at 11:59 p.m. Eastern Time, the waiting period under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. The Offer and the Merger remain subject to the other closing conditions disclosed herein.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following paragraph after the fourth paragraph in “The Offer – Section 16 – Certain Legal Matters; Regulatory Approvals; Appraisal Rights – Other State Takeover Statutes” of the Offer to Purchase:

“Following commencement of the Offer, Open Lending submitted to the Texas Department of Insurance the required filings with respect to the Merger and received notice from the Texas Department of Insurance of its non-disapproval of the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2026

ANV GROUP HOLDINGS LTD.

By:	/s/ Adam Karkowsky
Name:	Adam Karkowsky
Title:	Chairman and Chief Executive Officer

LAKERS ACQUISITION SUB, INC.

By:	/s/ Adam Karkowsky
Name:	Adam Karkowsky
Title:	President

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